# RESVERLOGIX

www.resverlogix.com

07022699

SUPPL

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

April 16, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
APR 17 2007
WASH, D.C.
200

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

**RE: RESVERLOGIX CORP. FILE #35003**

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between April 1, 2007 through April 15, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

**RESVERLOGIX CORP.**

for: [signature]

Kelly McNeill
Chief Financial Officer

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

Enclosures

dw 4/19

www.resverlogix.com

35003

RESVERLOGIX

For Immediate Release

TSX Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

## American College of Cardiology Meeting Highlights the Need for ApoA-I Enhancement Small Molecules

*CETP failure demonstrate ApoA-I focused therapeutics clearly differentiated as the key target for cardiovascular disease risk reduction*

Calgary, AB April 2, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) released today that subsequent to important findings announced last week from numerous presentations at the American College of Cardiology (ACC) meeting in New Orleans, attendees learned that merely increasing HDL is not good enough. The goal for future HDL therapies is ApoA-I/HDL enhancement, a process to increase functional HDL which occurs by increasing endogenous Apolipoprotein (ApoA-I) production.

Functional HDL, often referred to as nascent HDL, is an early form of HDL known to be the most efficient particle for uptake of cholesterol from macrophage foam cells. These foam cells are responsible for the unstable atherosclerosis plaque which causes heart attacks. Presentations at the recent ACC conference demonstrated that previous failings in HDL therapies were a result of targeting other HDL, not nascent HDL. Simply put, ApoA-I enhancement creates hungry young HDL particles whereas CETP creates mature congested HDL particles. The CETP drug debacle actually supports the clinical importance of the pathway Resverlogix is working along, ApoA-I enhancement. Resverlogix lead drug, RVX-208, is the first small molecule drug that has illustrated proof in multiple animal models to enhance endogenous ApoA-I synthesis thereby increasing the amount of functional HDL in plasma.

Donald McCaffrey, CEO and President of Resverlogix stated, "We are very pleased to see that large human studies support the type of small molecules that we are developing. Our lead ApoA-I enhancement drug, RVX-208, has the potential to fill an unmet medical need namely the removal of atherosclerosis plaque."

McCaffrey continued, "I was particularly pleased with several supportive statements made during the ACC conference. In an interview in *Medscape* with Dr. Brian Brewer, he stated that 'Another approach to increasing HDL is to increase the level of expression of the ApoA-I'. Adding further evidence to the importance of ApoA-I was Dr. Daniel Rader's statements in the *ACC News* whereby he said, 'We have an abundance of clinical data. The most compelling is that the hepatic expression of apoA-1 reduces - and even regresses - atherosclerosis in mice. This data suggest a link to atherosclerosis.' We absolutely agree with both of these statements which is why the timing of our white paper, which examines the future of HDL therapies, could not be any better."

To view Resverlogix's white paper on the future of HDL therapies please go to the company's website at www.resverlogix.com/media/fact_sheets.html.

There exists a huge unmet medical need for new cardiovascular disease therapies. Currently cardiovascular disease is the leading cause of death in industrialized countries and future estimates indicate that mortality will increase by 90% by the year 2020 versus rates in 1990. The American Heart Association estimates the direct and indirect costs of CVD in the United States alone for 2006 are US $403.1 billion. ApoA-I is the key protein in high-density lipoprotein (HDL or the "good cholesterol").

35003

**About Resverlogix Corp.**

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the main underlying cause of cardiovascular disease (CVD). The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.*

**For further information please contact:**

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

www.resverlogix.com

35003

RESVERLOGIX

For Immediate Release

TSX Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

## Resverlogix Corp. Announces Live Teleconference/Webcast

*World leader for ApoA-I technology will review upcoming milestones*

Calgary, AB April 9, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) announced today that it will host a live teleconference/webcast with a Q&A session to follow on Wednesday, April 11, 2007 at 11:00 am MDT. The teleconference/webcast will provide securities analysts, shareholders, media and other key stakeholders the opportunity to hear from Donald McCaffrey, President and CEO, who will provide a corporate overview of the emerging dynamics of the atherosclerosis marketplace. Additionally, Mr. McCaffrey will discuss how Resverlogix's key technology, NexVas™ PR, is clearly differentiated and well positioned to address the enormous unmet medical need in this important therapeutic segment. Details of the ongoing strategic analysis with UBS Securities will not be discussed.

**The webcast can be accessed at:**
www.resverlogix.com, or
http://www.vcall.com/IC/CEPage.asp?ID=115223.

**Teleconference participant dial-in number:**
Local / International: 416-849-9626
North American Toll- Free: 1-866-585-6398

The web cast will be available on Resverlogix website for replay for a period of 10 days after the event.

**About Resverlogix Corp.**

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the main underlying cause of cardiovascular disease (CVD). The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.*

The teleconference will be available for replay until April 21st, 2007.
**Archive access information:**
Local dial-in number: 416-915-1035
Toll-Free Dial-In Number: 1-866-245-6755
Passcode: 886771

35003

**For further information please contact:**


Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com


END